WeTrade Group Inc.

No 1 Gaobei South Coast, Yi An Men 111 Block 37

Chao Yang District, Beijing City

People Republic of China

August 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Michael C. Foland; Division of Corporation Finance

Re: WeTrade Group Inc.

Registration Statement on Form S-1

Filed August 9, 2019

File No. 333-233165

Dear Mr. Foland:

WeTrade Group Inc. (the “Company”, “WeTrade Group Inc.” “we”, “us” or “our”) hereby amends the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on August 9, 2019, to delete the following language from the cover page:

The Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

The Company hereby further amends the Registration Statement to add the following language to the cover page:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

We would like to thank Mr. Foland for reviewing the foregoing filing proptly and request that should you have further comments, forward them to our board of directors via email at keithche8383@outlook.com or telephone at +852-6796635.

Very truly yours,

/s/ Dai Zheng
Dai Zheng, Chief Executive Officer